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                                                                  EXHIBIT (a)(8)

               LANDAIR CORPORATION ANNOUNCES SPECIAL COMMITTEE'S
             RECOMMENDATION TO SHAREHOLDERS TO ACCEPT TENDER OFFER
(Messrs. Niswonger and Tweed's Proposal to Purchase All Shares Determined Fair)

         GREENEVILLE, Tennessee, January 7, 2003 - Landair Corporation (NASDAQ-LAND) ("Landair" or the "Company") announced today that a Special Committee, composed of the disinterested directors on the Company's board of directors, has reviewed and recommended as fair to the Landair shareholders an offer by Scott M. Niswonger, the Company's Chairman of the Board and Chief Executive Officer, John A. Tweed, its President and Chief Operating Officer, and Landair Acquisition Corporation ("LAC"), a corporation wholly owned by Messrs. Niswonger and Tweed, to purchase all of the publicly held shares of Landair common stock for $13.00 per share in cash. In connection with the Special Committee's recommendation, the offerors agreed to relinquish the ability to waive the requirement to closing that enough shares must be tendered to give them ownership of at least 90% of the outstanding Landair shares.

         Messrs. Niswonger and Tweed own approximately 71% of the Landair common stock. Shareholders who do not participate in the tender offer and who do not exercise their statutory dissenters' rights would also receive $13.00 in cash for their Landair shares in the short-form merger. The originally scheduled expiration date for the offer of January 23, 2003 has not been changed.

         The Special Committee received a fairness opinion from McDonald Investments Inc. in connection with the recommendation. The Special Committee retained Morgan Keegan & Company, Inc. to assist the Company in determining whether an unrelated third party might purchase the entire Company at a higher price, but an alternative buyer did not emerge.

         This press release is for informational purposes only. It does not constitute an offer to purchase shares of Landair or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). Investors, Landair shareholders, and other interested parties are urged to read the tender offer documents that have been filed with the SEC by Messrs. Niswonger and Tweed, and LAC, and the solicitation/recommendation statement that has been filed with the SEC by Landair. Those documents contain important information and shareholders of Landair are advised to read carefully those documents before making any decision with respect to the tender offer. A copy of the solicitation/recommendation statement and other documents filed by Messrs. Niswonger and Tweed, and LAC or Landair may be obtained at the SEC's website at www.sec.gov.

         This press release and statements made by Landair in public filings and reports to its shareholders, as well as oral public statements by Landair representatives, may contain certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include, but are not limited to, economic recessions or downturns in business cycles, competition, rapid fluctuations in fuel prices or availability, fluctuation in the frequency and severity of accidents, increases in interest rates and the availability of qualified drivers. All forward-looking statements are based on information available to the Company on the date hereof and the Company assumes no obligation to update such statements.


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         Landair is a high-service-level transportation company providing truckload, dedicated and other transportation-related services in the United States and Canada.